Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Infinity Property and Casualty Corporation for the registration of debt securities, common stock, preferred stock, warrants, purchase contracts, depository shares and units, or units of these registered securities and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements and schedules of Infinity Property and Casualty Corporation, and the effectiveness of internal control over financial reporting of Infinity Property and Casualty Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama
February 25, 2016